July 26, 2005



VIA FACSIMILE/(202) 942-9531
----------------------------
Securities and Exchange Commission
100 F Street NE
Mail Stop 07-10
Washington, DC 20549-0710
Attn: Tracey Houser

                  RE:      Cavalier Homes, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                           Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005
                           Form 10-Q for Quarter Ended April 2, 2005
                           Filed May 12, 2005
                           File No. 1-9792

Ladies and Gentlemen:

         We have received comments via facsimile from the staff of the Securities and Exchange Commission (the "Commission") on June 27, 2005, relating to the above-referenced filings of Cavalier Homes, Inc. ("Cavalier" or the "Company"). The following paragraphs set forth our response to the numbered items in the Commission's letter.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------
Consolidated Statements of Cash Flows
-------------------------------------
1. We note the Commission's comment regarding removal of the sub-total "Cash provided by (used in) operations" from the operating activities section of the Statement of Cash Flows, and in future filings, we will remove this subtotal.






Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")
--------------------------------------------------------------------------------

Liquidity and Capital Resources
-------------------------------
2. We note the Commission's comment to expand the Company's liquidity discussion to cover the three-year period covered by the financial statements, and in future filings, we will expand our liquidity discussions to cover all periods covered by the financial statements.

3. We note the Commission's question regarding disclosed amounts of cash flow from operating actives and suggested areas of improvement to the liquidity discussion in our MD&A. Our statement of cash flows reported cash used in operating activities of $930,000 and $902,000 for fiscal years 2004 and 2003, respectively. However, in our liquidity discussion we stated that operating activities provided net cash of $1,144,000 in 2004 and used net cash of $3,011,000 in 2003. This error was an oversight. The amounts reported in the statement of cash flows are correct. Additionally, in future filings, we will expand our liquidity discussion to include the historical sources of cash, a detailed evaluation of the amounts and certainty of cash flows and a comprehensive discussion and analysis of known trends and uncertainties.

4. We note the Commission's comment to expand the Company's contractual obligations table to include information on operating leases and purchase obligations. In future annual filings, we will expand our contractual obligations table to include all of our operating leases, if material, and we will state that purchase obligations are not applicable and therefore not included in the contractual obligations table, if the Company continues to not have contractual purchase obligations. Cavalier historically has not entered into contracts committing the Company to purchase specified quantities of materials or equipment.

1. Summary of Significant Accounting Policies
---------------------------------------------
Revenue Recognition
-------------------
5. We note the Commission's comment to expand Cavalier's revenue recognition policy to include the Company's policy for recognizing dealer incentives. In accordance with the provisions of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), in future filings, Cavalier will expand its Significant Accounting Policies section to include the following or similar disclosure:

Dealer Incentive Programs - Estimated sales incentives, including rebates, payable to the Company's independent retailers are accrued at the time of sale and are recorded as a reduction of revenue.

Product Warranties
------------------
6. We note the Commission's comment to revise the Company's disclosure to break out "warranty expenses, net" between product warranties issued during the reporting period and changes in the reserve for pre-existing warranties. In future filings, Cavalier's tabular presentation of the warranty reserve will include a reconciliation that presents (1) the beginning balance of the aggregate product warranty liability, (2) the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, (3) the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, (4) the aggregate changes in the liability for accruals related to pre-existing warranties (including adjustments related to changes in estimates), and (5) the ending balance of the aggregate product warranty liability.

7. We note the Commission's question regarding the Company's adoption of the provisions of FIN 45 on January 1, 2005 and the impact on net income for 2003 and 2004. The Company's decision to adopt the provisions of FIN 45 effective January 1, 2005 was determined after reviewing guarantees issued or modified after December 31, 2002. The Company initially concluded that guarantees provided under repurchase agreements were "grandfathered" under the provisions of FIN 45, as such repurchase agreements were entered into prior to January 1, 2003. The Company reconsidered its evaluation of FIN 45 in 2004 and determined that FIN 45 would be applicable to guarantees issued for independent dealer inventory purchases on or after January 1, 2003. The Company performed an analysis of the impact of implementing FIN 45 for each of the two years ended December 31, 2004 and 2003 and concluded such impact was not material to consolidated revenue and net loss (income). There was no impact to 2004 net income because the Company's repurchase liability recorded pursuant to SFAS No. 5 was adjusted as a result of the above mentioned analysis. During this review, we determined the impact to the financial statements to be immaterial as follows:
                                                   Income(Loss)
                                Net Income         Per Share-Basic
                                  (Loss)            and diluted
                  2003
As reported                     $(4,570,000)       $           (0.26)
Impact of FIN 45                $   315,000        $            0.02
                                --------------------------------------
After impact fo FIN 45          $(4,255,000)       $           (0.24)
                                -------------------------------------
                                -------------------------------------
                 2004
As reported                     $ 3,241,000        $             0.18
Impact of FIN 45                $         -        $               -
                                -------------------------------------
After impact of FIN 45          $ 3,241,000        $             0.18
                                ------------------------------------
                                -------------------------------------
3. Installment Contracts Receivable
-----------------------------------
8. We note the Commission's request for information on the nature of the Company's limited recourse with respect to the sale of loans to other financial institutions and our consideration of the criteria for sale treatment in accordance with SFAS No. 140. Cavalier sells loans to other lenders ("transferees") under various retail finance contracts. Two of these contracts provide for recourse which is limited to Cavalier's repurchase upon demand by the transferee for loans ninety days delinquent on any of the first four payments. Loans sold under these contracts have represented approximately 25% of loan sales in the last few years (first half of 2005-29%, 2004-26%, 2003-26%, 2002-18%). Under the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the Company believes transfers under these contracts meet the conditions to qualify as a sale upon transfer of the loans. Specifically, Cavalier believes (1) the transferred loans are neither under our control or within our creditor's reach,
(2) the transferee has the right to pledge or exchange the loans and (3) we do not maintain effective control through any agreements to repurchase or redeem the loans before maturity or to cause the transferee to return the loans to us. A loan transfer transaction includes transfer of the loan document files and servicing obligations to the transferee. The Company has never been obligated to repurchase loans under the limited recourse provisions of these contracts.

10. Commitments and Contingencies
---------------------------------
Contingent Liabilities and Other
--------------------------------
9. We note the Commission's request for information on the Company's consideration of whether its exclusive dealers represent variable interest entities and whether Cavalier is the primary beneficiary of these dealers. The Company expects to complete its response to this comment by August 25, 2005, and will forward such response to the Commission as soon as available.

10. We note the Commission's comment to expand Cavalier's disclosure of its exposure to loss under legal proceedings and to provide the disclosure that we intend to provide in future filings. In accordance with the provisions of SFAS No. 5 (As amended), Accounting for Contingencies, in future filings, Cavalier will expand its Commitments and Contingencies Footnote to include the following or similar disclosure:

Litigation is subject to uncertainties and we cannot predict the probable outcome or the amount of liability of individual litigation matters with any level of assurance. The Company is engaged in various legal proceedings that are incidental to and arise in the course of its business. Certain of the cases filed against the Company and other companies engaged in businesses similar to the Company allege, among other things, breach of contract and warranty, product liability, personal injury and fraudulent, deceptive or collusive practices in connection with their businesses. These kinds of suits are typical of suits that have been filed in recent years, and they sometimes seek certification as class actions, the imposition of large amounts of compensatory and punitive damages and trials by jury. The Company's liability under some of this litigation is covered in whole or in part by insurance. Anticipated legal fees and other losses, in excess of insurance coverage, associated with these lawsuits are accrued at the time such cases are identified or when additional information is available such that losses are probable and reasonably estimable. In the opinion of management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not presently expected to have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company used the services of a law firm in which a partner is also a director of the Company. The Company paid legal fees to this firm of $346 (2004), $378 (2003), and $191 (2002). In addition, the law firm received, from the proceeds of the settlement of a Company insurance claim, an indirect legal fee payment of $562 in 2002.

Additionally, we expect to modify Item 3. Legal Proceedings to include the revised disclosure above.

Item 15.  Exhibits and Financial Statement Schedules, c.
--------------------------------------------------------
Report of Independent Registered Public Accounting Firm - Woodperfect, Ltd.
---------------------------------------------------------------------------
11. We note the Commission's comment to include the name of the independent registered public accounting firm on all audit reports included in our filings, and in future filings, we will ensure the name of the firm is on all audit reports included.

Form 10-Q for the Quarter Ended April 2, 2005
---------------------------------------------
4.  Impairment and Other Related Charges
----------------------------------------
12. We note the Commission's comment for Cavalier to expand the disclosure regarding details of the closure of its Ft. Worth facility. In future filings, the Company's disclosure will include the information required by SFAS Nos. 144 and 146 and our MD&A will address the reasonably likely material effects on future revenue and cash flow resulting from the closure and sale of the plant.

Item 4.  Controls and Procedures
--------------------------------
13. We note the Commission's comment to revise the Company's disclosure about significant changes in its internal controls. In future filings, we will state clearly (if correct) that there were changes in our internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cavalier hereby acknowledges the following:

        * Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
                 Staff comments or changes to disclosure in response to staff
        * comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        * Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier's filings, please telephone either myself at (256) 747-9831 or David Roberson at (256) 747-9838.

                                                     Sincerely,

                                                     /s/ Michael R. Murphy

                                                     Michael R. Murphy
                                                     Chief Financial Officer

cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Lori Snodgrass
         Bobby Tesney, Audit Committee, Chairman
         A. Douglas Jumper, Sr., Audit Committee
         J. Don Williams, Audit Committee